State of Delaware
Secretary of State
Division of Corporations
Delivered 03:24 PM 02/05/2025
FILED 03:24 PM 02/05/2025
SR 20250404723 - File Number 10090773

CERTIFICATE OF INCORPORATION

OF

BE BELONG GROUP CORP

FIRST: The name of the corporation is Be Belong Group Corp

SECOND: The address of the corporation's registered office in the State of Delaware is 1521 Concord Pike, Suite 201, Wilmington, DE 19803, County of New Castle. The name of its registered agent at such address is United Agent Group Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of authorized shares of stock the corporation is authorized to issue is 1,500. All shares are to be without par value, common stock.

FIFTH: The incorporator of the corporation is Computershare Entity Solutions (Delaware) Ltd., 1521 Concord Pike, Suite 201, Wilmington, DE 19803.

SIXTH: A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

SEVENTH: The powers of the incorporator are to terminate upon filing of this Certificate of Incorporation. The names and addresses of the individuals who are to serve as the directors until the first annual meeting of the stockholders of the corporation or until successors are elected and qualified, are:

Bella Cohen
3400 South Centinela Ave Apt 12
Los Angeles, CA, 90066

Gabriel Bar
19260 NE 22nd Avenue
North Miami Beach, FL 33180

Shani Bar
19260 NE 22nd Avenue
North Miami Beach, FL 33180

The undersigned incorporator acknowledges that this Certificate of Incorporation is his act and deed on this 5th day of February, 2025.

/S/ Curtis Sweltz
Computershare Entity Solutions (Delaware) Ltd. - Incorporator
By: Curtis Sweltz - Special Secretary